November 17, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (410)237-5427

Mr. Edward J. Kelly, III
President and Chief Executive Officer
Mercantile Bankshares Corporation
Two Hopkins Plaza
P.O. Box 1477
Baltimore, MD 21203

Re:	Mercantile Bankshares Corporation
	Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 15, 2005
	File No. 0-5127

Dear Mr. Kelly:

      We have reviewed your filing and have limited our review to those issues we have addressed in the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Allocation of Allowance for Loan Losses, page 44

1. Please explain in your response letter the methodology used to determine the unallocated portion of your allowance for loan losses and discuss the factors which led to the existence of an unallocated allowance for loan losses during 2004 versus no such allowance in the prior two years. For example, you state on page 43 that the total allowance for loan losses is comprised of specific allocations to impaired loans, general allocations to pools of loans (not deemed impaired) and an unallocated amount. You further state on page 45 that the unallocated portion recognizes the imprecision inherent in estimating and measuring loss when allocating the allowance to individual or pools of loans. Given the disclosures provided, we are unclear how certain years reflect an inherent imprecision in this determination, while other years have no apparent imprecision. Please also revise future filing disclosures as necessary.

Non-GAAP Reconciliation, page 54

2. We note you are using a "cash operating efficiency ratio," "cash operating earnings," and "diluted cash operating earnings per share," which are non-GAAP financial measures. Please explain in your response letter why management believes that presentation of these non-GAAP financial measures provides useful information to investors as required by Item 10(e)(i)(C) of Regulation S-K and revise your disclosures as necessary.

3. In addition, please tell us in detail why you believe you have demonstrated the usefulness to investors of these measures that exclude recurring items. Refer to Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which indicate that registrants must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if that measure is used to evaluate performance.

Financial Statements as of and for the Years Ended December 31,
2004
and 2003

Note 1 - Significant Accounting Policies, page 65, and Note 18 -
Derivative Instruments and Hedging Activities, page 85

4. Please tell us how you determined the fair values of your derivative instruments, including details of the method(s) and significant assumptions used. Refer to paragraphs 10-11 of FAS
107.
Please also provide these disclosures in future filings.

* * * * *

 As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Amanda Roberts, Staff Accountant, at
(202)551-
3417 or me at (202)551-3492 if you have questions.


      Sincerely,



      John P. Nolan
      Accounting Branch Chief


Mr. Edward J. Kelly
Mercantile Bankshares Corporation
Page 1 of 3